                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                  HORSEHEAD RESOURCE DEVELOPMENT COMPANY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                     440699
                                 (CUSIP Number)

                                GARY APFEL, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-7055
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 21, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

                                                                   Page 1 of 11
                                                       Exhibit Index on Page 11

                                  SCHEDULE 13D

CUSIP No.  440699                                                  Page 2 of 11


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  B.U.S ENVIRONMENTAL SERVICES, INC.


    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) / /

    3    SEC USE ONLY

    4    SOURCE OF FUNDS

                  AF


     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /


     6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE


                           7        SOLE VOTING POWER

      NUMBER OF                              0
        SHARES
     BENEFICIALLY
       OWNED BY            8        SHARED VOTING POWER
         EACH
      REPORTING                              16,250,000
     PERSON WITH

                           9        SOLE DISPOSITIVE POWER

                                             0


                           10       SHARED DISPOSITIVE POWER

                                             16,250,000


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           16,250,000


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            / /

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           44.8%


    14   TYPE OF REPORTING PERSON*

                           CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  440699                                                  Page 3 of 11


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  B.U.S BERZELIUS UMWELT-SERVICE AG


    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) / /

    3    SEC USE ONLY

    4    SOURCE OF FUNDS

                  WC, AF, BK


     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /


     6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  GERMANY


                           7        SOLE VOTING POWER

      NUMBER OF                              0
        SHARES
     BENEFICIALLY
       OWNED BY            8        SHARED VOTING POWER
         EACH
      REPORTING                              16,250,000
     PERSON WITH

                           9        SOLE DISPOSITIVE POWER

                                             0


                           10       SHARED DISPOSITIVE POWER

                                             16,250,000


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           16,250,000


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            / /

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           44.8%


    14   TYPE OF REPORTING PERSON*

                           CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 6 TO SCHEDULE 13D

         This Amendment No. 6 dated June 21, 1996 (filed on behalf of B.U.S Environmental Services, Inc. ("B.U.S") and B.U.S Berzelius Umwelt-Service AG ("B.U.S AG")) to the Schedule 13D dated August 3, 1990 filed on behalf of B.U.S, B.U.S AG and Metallgesellschaft AG ("MG"), as amended by Amendment No. 1 dated July 8, 1994, Amendment No. 2 dated April 18, 1995, Amendment No. 3 dated September 11, 1995, Amendment No. 4 dated October 30, 1995 and Amendment No. 5 dated June 14, 1996 (the "Schedule 13D"), relates to the common stock, $.01 par value ("Common Stock"), of Horsehead Resource Development Company, Inc., a Delaware corporation ("HRD"). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

         Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by B.U.S, a Delaware corporation, the principal business of which is owning the stock of HRD, and by B.U.S AG, a corporation organized under the laws of Germany, the principal business of which is the processing of industrial wastes. The principal executive office of B.U.S is c/o B.U.S Berzelius Umwelt-Service AG, Vinckeufer 3, 47119 Duisburg, Germany. The principal executive office of B.U.S AG is Vinckeufer 3, 47119 Duisburg, Germany.

         As of March 1995, Lobbert Holding GmbH ("Lobbert ") owned 52% of B.U.S AG's common stock ("B.U.S AG Common Stock"), but only 40% of B.U.S AG's voting stock due to the provisions of Section 140 of the German Stock Corporation Law ("Section 140"). Under such provision, preferred stock (which normally has no voting rights) automatically becomes voting stock if the issuing corporation does not declare dividends to its preferred stockholders for two consecutive years. B.U.S AG did not declare a dividend on its preferred stock (the "B.U.S
AG Preferred Stock") for either fiscal 1993 or fiscal 1994. On February 3, 1995, when B.U.S AG released its audited financial statements for fiscal 1994, which showed no dividends declared on the B.U.S AG Preferred Stock for such year, the automatic voting rights provision of Section 140 was officially triggered. Thus, holders of B.U.S AG Preferred Stock were entitled to vote as a single class with holders of B.U.S AG Common Stock as of February 3, 1995. As a result, although Lobbert owned 52% of B.U.S AG Common Stock, it owned only 40% of the voting stock of B.U.S AG.

         The percentage of B.U.S AG's voting stock held by Lobbert, however, has changed as a result of the following events. At the April 24, 1996 annual meeting of shareholders of B.U.S AG (the "Annual Meeting"), it was announced that Lobbert sold a portion of its shares of B.U.S AG Common Stock and, that after such sale, Lobbert owned 49.1% of the B.U.S AG Common Stock. Also at the Annual Meeting, the B.U.S AG shareholders authorized the payment of all past-due dividends to holders of B.U.S AG Preferred Stock. Such past-due dividends were paid on or about April 25, 1996. Upon such payment, the holders of the B.U.S AG Preferred Stock lost their voting rights under Section 140. Accordingly, after the Lobbert sale of B.U.S AG Common Stock as described above and the payment of the dividend on the B.U.S. AG Preferred Stock, Lobbert owns 49.1% of the voting stock of B.U.S AG.

         The name, business address, citizenship, present principal occupation or employment (and the name, principal business and the address of the corporation or other organization in which such employment is conducted) of each director and executive officer of B.U.S and B.U.S AG are set forth in Appendix A hereto, which is incorporated by reference herein.

         During the last five years, none of B.U.S, B.U.S AG or, to the best knowledge of B.U.S and B.U.S AG, any of their respective directors or executive officers:

         (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or

         (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         In addition, none of B.U.S, B.U.S AG or, to the best knowledge of B.U.S and B.U.S AG, any of their respective directors or executive officers, are presently the subject of a pending criminal environmental proceeding.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 1996

                                        B.U.S ENVIRONMENTAL SERVICES, INC.

                                        By:  /s/ G. OKON
                                           -------------------------------
                                           Name:  DR. G. OKON
                                           Title: PRESIDENT

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 1996

                                        B.U.S BERZELIUS UMWELT-SERVICE AG


                                        By: /s/ G. OKON
                                            ________________________________
                                            Name: Dr. G. Okon
                                            Title: Member of the Board


                                        By: /s/ R. KOLA
                                            ________________________________
                                            Name: R. Kola
                                            Title: Member of the Board

                                   APPENDIX A


              Set forth below is the information required by Item 2 of Schedule 13D for each executive officer and director of B.U.S Environmental Services, Inc.

                                                             Present Principal
Name                      Business Address                       Occupation                       Citizenship
- ----                      ----------------                   -----------------                    -----------
Dr. Guenter Okon          B.U.S Berzelius Umwelt-            Chairman of Board of                 German
                          Service AG                         Directors, President
                          Vinckeufer 3                       and Treasurer of B.U.S
                          47119 Duisburg                     Environmental Services,
                          Germany                            Inc. and Speaker of the
                                                             Executive Board of B.U.S
                                                             Berzelius Umwelt-Service
                                                             AG

Rolf Kola                 B.U.S Berzelius Umwelt-            Director and Vice Pres-              German
                          Service AG                         ident of B.U.S Environ-
                          Vinckeufer 3                       mental Services, Inc. and
                          47119 Duisburg                     Member of the Board of
                          Germany                            B.U.S Berzelius Umwelt-Service AG

Jurgen Tietz              B.U.S Berzelius Umwelt-            Secretary of B.U.S                   German
                          Service AG                         Environmental Services,
                          Vinckeufer 3                       Inc.
                          47119 Duisburg
                          Germany

                        Set forth below is the information required by Item 2 of
                        Schedule 13D for each member of the Management Board of B.U.S Berzelius Umwelt-Service AG

                                                             Present Principal
Name                      Business Address                       Occupation                       Citizenship
- ----                      ----------------                   -----------------                    -----------
Rolf Kola                 B.U.S Berzelius Umwelt-            Member of Executive                  German
                          Service AG                         Board of B.U.S
                          Vinckeufer 3                       Berzelius Umwelt-
                          47119 Duisburg                     Service AG
                          Germany


Dr. Guenter Okon          B.U.S Berzelius Umwelt-            Speaker of Executive                 German
                          Service AG                         Board of B.U.S
                          Vinckeufer 3                       Berzelius Umwelt-
                          47119 Duisburg                     Service AG
                          Germany

                                  EXHIBIT INDEX



Exhibit 1:   Joint Filing Agreement among B.U.S and              Previously  filed
             B.U.S AG, dated April 17, 1995.*

Exhibit 2:   (a)  Shareholders Agreement among B.U.S,            Previously  filed
             HRD and HII, dated July 26, 1988.*

             (b)  Letter Agreement among B.U.S, HRD and          Previously  filed
             HII, dated May 30, 1990.*

             (c)  Amendment to the Shareholders Agreement        Previously  filed
             among B.U.S, HRD, HII and HIMC, dated
             July 24, 1990.*

Exhibit 3:   Letter, dated June 10, 1996, from B.U.S to HII.*    Previously  filed

Exhibit 4:   Letter, dated June 13, 1996, from HII to B.U.S*     Previously  filed


- --------

    *        Exhibit referenced hereby is incorporated by reference herein.